UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Announces Filing of Scheme of Arrangement and Resignation of Xiaofeng Peng

We, LDK Solar Co., Ltd. in provisional liquidation and our Joint Provisional Liquidators (“JPLs”), Tammy Fu and Eleanor Fisher, both of Zolfo Cooper (Cayman) Limited, announced that the we have filed the petition commencing our restructuring proceedings in the Grand Court of the Cayman Islands (the “Grand Court”). The first hearing before the Grand Court will take place on September 12, 2014. At that hearing, orders will be sought convening meetings of our creditors on or around October 14, 2014 to consider and approve the scheme of arrangement.

We also announced that we have accepted the resignation of Mr. Xiaofeng Peng as our Chairman and as our Director effective immediately. We will form a search committee to find a new Chairman. In the meantime, Mr. Xingxue Tong, currently our President and Chief Executive Officer, will also act as Interim Chairman to guide us through the completion of our offshore restructuring. Mr. Peng will resign from his executive and director positions with our various subsidiaries but will be retained as a senior consultant to us and our subsidiaries. In recognition of his many contributions to us since our founding, Mr. Peng will be named Chairman Emeritus for us.

Our press release issued on August 29, 2014 is attached hereto as Exhibit 99.2.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD., in provisional liquidation

By:	/s/ Jack Lai
Name:	Jack K.S. Lai
Title:	Company Secretary

Date: August 29, 2014

Exhibit 99.2

LDK Solar Announces Filing of Scheme of Arrangement and Resignation of Xiaofeng Peng

GEORGE TOWN, Cayman Islands, XINYU CITY, China and SUNNYVALE, Calif., August 29, 2014 - LDK Solar Co., Ltd. in provisional liquidation (“LDK Solar” or the “Company”) and its Joint Provisional Liquidators (“JPLs”), Tammy Fu and Eleanor Fisher, both of Zolfo Cooper (Cayman) Limited, today announced that the Company has filed the petition commencing its restructuring proceedings in the Grand Court of the Cayman Islands (the “Grand Court”). The first hearing before the Grand Court will take place on September 12, 2014. At that hearing, orders will be sought convening meetings of the Company’s creditors on or around October 14, 2014 to consider and approve the scheme of arrangement.

The Company also announced today that it has accepted the resignation of Mr. Xiaofeng Peng as Chairman and as a Director of the Company effective immediately. The Company will form a search committee to find a new Chairman. In the meantime, Mr. Xingxue Tong, currently the President and Chief Executive Officer of the Company, will also act as Interim Chairman to guide the Company through the completion of its offshore restructuring. Mr. Peng will resign from his executive and director positions with various subsidiaries of the Company but will be retained as a senior consultant to the Company and its subsidiaries. In recognition of his many contributions to the Company since its founding, Mr. Peng will be named Chairman Emeritus for the Company.

Cautionary Note Regarding Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date such information was prepared and on its expectations, assumptions, estimates and projections as of such date. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

About LDK Solar in provisional liquidation

LDK Solar Co., Ltd. in provisional liquidation is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar, through its operating subsidiaries, manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s subsidiary office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

For more information contact:

Company in provisional liquidation

Lisa Laukkanen The Blueshirt Group for LDK Solar lisa@blueshirtgroup.com +1-415-217-4967	Jack Lai Executive VP and CFO LDK Solar Co., Ltd. IR@ldksolar.com

Provisional Liquidators

Tammy Fu Zolfo Cooper (Cayman) Limited Cayman Islands	Eleanor Fisher Zolfo Cooper (Cayman) Limited Cayman Islands
LDKenquiries@zolfocooper.ky +1-345-946-00811

Financial Advisor to Company (in provisional liquidation)

Augusto King Jefferies LLC aking@Jefferies.com	Richard Klein Jefferies LLC rklein@Jefferies.com

Legal Advisors to Company (in provisional liquidation)

Thomas Albrecht Sidley Austin talbrecht@sidley.com	Timothy Li Sidley Austin htli@sidley.com	Guy Manning Campbells gmanning@campbells.com.ky	Mark Goodman Campbells mgoodman@campbells.com.ky

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